UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )

Deer Valley Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

 (Title of Class of Securities)

244196101

 (CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue, 16th Floor
New York, NY 10022
(212) 909-4600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

CUSIP No. 244196101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital LLC

45-0538105

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO — funds of its advisory client

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	Sole Voting Power

6,840,082

		8.	Shared Voting Power

0

		9.	Sole Dispositive Power

6,840,082

		10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,840,082
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[ ]

13.	Percent of Class Represented by Amount in Row (11)

55.0%

14.	Type of Reporting Person (See Instructions)

IA

Item 1.   Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of Deer Valley Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 3111 West Dr. Martin Luther King Blvd., Suite 100, Tampa, FL 33607.

Item 2.   Identity and Background

(a)
The name of the reporting person is Vicis Capital LLC (“Vicis”).  All 6,840,082 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor.   Vicis may be deemed to beneficially own such 6,840,082 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, 16th Floor, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund.

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Fund previously acquired 5,007,282 shares of Common Stock.

On March 9, 2009 the Fund acquired 1,800,000 shares of Common Stock from Mr. Charles Masters, the Chief Executive Officer of the Issuer, in a private transaction for an aggregate purchase price of $1,200,000, or approximately $0.6667 per share.

During the past 60 days, the Fund has also acquired, in open-market purchases at the prices and in the amounts listed in the chart below, the following shares of Common Stock:

Purchase Date	Shares of Common Stock Purchased	Purchase Price
1/8/09	2,400	$1.20
1/26/09	1,500	$1.20
1/28/09	25,900	$1.20
1/29/09	3,000	$1.20

As a result of the transactions described above, when the 5,007,282 shares of Common Stock previously acquired by the Fund are aggregated with (i) the 1,800,000 shares of Common Stock acquired by the Fund in the private transaction, and (ii) the 32,800 shares of Common Stock acquired by the Fund in open-market purchases over the past 60 days, Vicis is deemed to beneficially own 6,840,082 shares of Common Stock.

Item 4.   Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the Common Stock for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

The Fund is deemed to beneficially own 55.0% of the Issuer’s outstanding Common Stock. The Fund’s percentage of deemed beneficial ownership in the Issuer may be deemed to have the effect of influencing control of the Issuer.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

 Item 5.   Interest in Securities of the Issuer

(a)
All 6,840,082 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor.  Vicis Capital LLC may be deemed to beneficially own such 6,840,082 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC.  The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time.  Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 6,840,082 shares of Common Stock represent approximately 55.0% of the Issuer’s outstanding Common Stock (based upon 12,438,848 shares of Common Stock outstanding at November 7, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2008 for the period ended September 30, 2008, and 6,840,082 shares of Common Stock deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock in the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to  Securities of the Issuer

Not applicable.

Item 7.   Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2009
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Date

/s/ Keith Hughes
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Signature

Chief Financial Officer
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Name/Title